Exhibit 99.3
To : The shareholders of Pacific Internet Limited
Date : 10 October 2006
Dear Sir/ Madam,
Introduction
I refer to the requisition notice dated 8 September 2006 served on PacNet by Vantage Corporation Limited (“Vantage”), which seeks to requisition PacNet to convene an extraordinary general meeting (“EGM”) to pass, inter alia, a resolution (“Vantage’s Removal Resolution”) to remove all directors appointed by the Board of Directors of PacNet (“PacNet Board”) on or after 8 September 2006.
On 20 September 2006, PacNet Board approved my appointment as a director of PacNet, subject to the approval of the Info-communications Development Authority of Singapore, which was subsequently received on 26 September 2006. As I was officially appointed as a director of PacNet with effect from 26 September 2006, it appears that Vantage’s Removal Resolution purports to remove me as a director of PacNet, although I was not specifically named as a director to be removed in that resolution.
I am now writing to shareholders pursuant to Section 152 of the Singapore Companies Act in response to Vantage’s Removal Resolution to remove me as a director.
Representations
MediaRing’s interests and objectives
MediaRing Ltd (“MediaRing”) owns as at the date hereof 4,056,163 PacNet shares, representing approximately 29.7% of the issued shares of PacNet as of 31 August 2006. As shareholders would appreciate, in view of MediaRing’s sizeable investment in PacNet, and MediaRing being the largest shareholder of PacNet, it is only reasonable and expected that MediaRing should have appropriate representations on the PacNet Board. MediaRing is not seeking to control the PacNet Board, but is merely seeking its own appropriate representations on the board.
I fail to understand the rationale or motivation of Vantage in seeking to remove me as a director and to ensure that MediaRing is not suitably represented, given that Vantage itself already has its representatives on the PacNet Board. MediaRing, on the other hand, has never sought to prevent Vantage from being represented. In this regard I also note Vantage’s announcement on the

Singapore Exchange Securities Trading Limited on 29 September 2006 that it is considering either (i) the potential disposal of all or part of its interest in PacNet; or (ii) acquiring additional shares in PacNet, including making a partial or general offer in relation to PacNet. Based on this announcement by Vantage, it appears to me that Vantage as the other major shareholder of PacNet has yet to take a decision with regard to its interest in PacNet or its plans with regard to PacNet, and there is a possibility that Vantage may eventually decide to dispose of all its interests in PacNet. In the event of such disposal by Vantage, PacNet will be left with no representation by its then single largest shareholder, MediaRing, which takes a long term view with regard to PacNet, and this will not be in the interest of PacNet shareholders.
It is MediaRing’s and my objective to work with the PacNet Board and management to explore opportunities to grow the business of PacNet with a view to improving value for all shareholders, as MediaRing has announced on 26 September 2006 upon my appointment.
My Ability to Add Value
As you would note from my resume, I believe that I have the relevant and appropriate experience and credentials, particularly in the tele-communications industry to serve on the PacNet Board. As the Chairman of Singapore Telecommunications for 15 years from 1986 to 2001, I was responsible for supervising SingTel’s regional expansion plans, acquiring strategic stakes in other telecommunication operators regionally, culminating in a market capitalisation of approximately US$24.4 billion today. I am currently the Chairman of DBS Group Holdings Limited, a full service bank with banking presence in Singapore, Hong Kong, Thailand, Indonesia and the Philippines. DBS Group has a market capitalisation and total assets of approximately US$18.7 billion and US$119.8 billion respectively. I was also previously the Chairman of Singapore Airlines Limited (current market capitalisation of approximately US$11.4 billion); SIA Engineering Limited (current market capitalization of approximately US$2.4 billion); and Omni Industries (sold to Celestica in 2001 at a valuation of over US$900 million). I believe my past and present roles as a senior executive and/or director of some of the largest Singapore companies with regional presence will add to PacNet’s international reputation and profile, and am confident that my participation on the PacNet Board will serve to bring value to the future growth of PacNet.
As a newly appointed director of PacNet, I seek an opportunity to work with the management of PacNet to grow PacNet’s business. It is my sincere belief that my continued representation on the Board will be beneficial in this respect, and ultimately improve value for all shareholders.

Decision of PacNet Board
Both MediaRing and I am pleased that the PacNet Board had approved my appointment and I note that in arriving at its decision, PacNet Board took into consideration the following points shared by me with PacNet’s Nominating/Corporate Governance Committee: that(a) MediaRing recognises that given the present circumstances and shareholding structure of PacNet, a full integration of both companies at the present time is not possible, and that both companies need to pursue independent strategies; (b) any collaboration between the two companies must be discussed by the respective managements and should be on a voluntary arms-length basis; (c) MediaRing’s preference is that there be a majority of independent directors on the PacNet Board. In particular, based on the current shareholding structure, Mediaring would prefer that each major shareholder be limited to one representative, and the management to have one representative, so that only four independent directors are required to form the majority on the PacNet Board; and that (d) I am fully aware and understand my fiduciary duties as a director of PacNet and the need for the implementation of certain procedures to safeguard against the risk of any use of information to the detriment of PacNet.
With the above considerations, I would like to assure the PacNet Board and the shareholders that while I am a representative of MediaRing on the PacNet Board, my duty is to always act in the interest of PacNet. I am also conscious of any concerns of possible conflict of interests and will not put myself in a position of conflict.
Conclusions
On the foregoing bases and representations, I ask each shareholder to carefully consider your options at the forthcoming EGM on 7 November 2006 and to vote (in person or by proxy) AGAINST Vantage’s Removal Resolution in respect of the removal of the undersigned, Koh Boon Hwee, as a director.
Yours sincerely,
/s/ Koh Boon Hwee
KOH Boon Hwee

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